April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sherry Haywood
Asia Timmons-Pierce
Heather Clark
Martin James

Re:	FTC Solar, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-25479

Acceleration Request
	Requested Date:	April 27, 2021
	Requested Time:	4:30 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-254797) (the “Registration Statement”) to become effective on Tuesday, April 27, 2021, at 4:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ AnnaMaria Freeman
Name: AnnaMaria Freeman
Title: Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name: Rebecca Kotkin
Title: Director

UBS SECURITIES LLC

By:	/s/ Peter Hales
Name: Peter Hales
Title: Executive Director

By:	/s/ Aaron Drucker
Name: Aaron Drucker
Title: Director

cc:	Anthony P. Etnyre, FTC Solar, Inc.
Patrick M. Cook, FTC Solar, Inc.
Benjamin Marsh, Goodwin Procter LLP
Elena Hera, Goodwin Procter LLP
Andrea Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Sharel Itzkovich, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request]